Dodge & Cox Income Fund – Effective Duration over time vs Lehman Brothers Aggregate Bond Index (LBAG) – 2000 – 2008 (ytd)

	Dodge & Cox Income Fund	LBAG	I/F duration as a % of LBAG duration
3/31/00	4.52	4.93	92%
6/30/00	4.75	4.91	97%
9/30/00	4.64	4.83	96%
12/31/00	4.28	4.58	93%
3/31/01	4.39	4.57	96%
6/30/01	4.18	4.75	88%
9/30/01	3.97	4.45	89%
12/31/01	3.92	4.54	86%
3/31/02	4.08	4.64	88%
6/30/02	3.97	4.29	93%
9/30/02	3.75	3.81	98%
12/31/02	3.78	3.79	100%
3/31/03	3.47	3.85	90%
6/30/03	3.34	3.95	85%
9/30/03	3.55	4.41	80%
12/31/03	3.48	4.50	77%
3/31/04	3.46	4.33	80%
6/30/04	3.41	4.77	71%
9/30/04	3.36	4.45	76%
12/31/04	3.30	4.34	76%
3/31/05	3.19	4.50	71%
6/30/05	3.18	4.16	76%
9/30/05	3.17	4.44	71%
12/31/05	3.51	4.57	77%
3/31/06	3.69	4.68	79%
6/30/06	4.10	4.80	85%
9/30/06	3.86	4.61	84%
12/31/06	3.58	4.46	80%
3/31/07	3.65	4.50	81%
6/30/07	3.90	4.70	83%
9/30/07	4.05	4.62	88%
12/31/07	3.81	4.41	86%
3/31/08	3.69	4.38	84%
6/30/08	3.93	4.68	84%

Portfolio Source: Dodge & Cox proprietary portfolio management system and Capital Management Sciences' BondEdge. LBAG Source: Lehman Brothers’ POINT System.

The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

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